June 4, 2013

VIA EDGAR

Christian Windsor, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Jacksonville Bancorp, Inc.

Registration Statement on Form S-1

Filed April 26, 2013

File No. 333-188146

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 26, 2013

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Filed May 9, 2013

File No. 000-30248

Dear Mr. Windsor:

Jacksonville Bancorp, Inc. (the “Company”) received your letter to the undersigned dated May 22, 2013. Simultaneously with the submission of this letter, we are filing Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-188146 (the “Amended Registration Statement”). Please note that financial information previously disclosed as of December 31, 2012 has been updated to reflect the filing of our Form 10-Q for the fiscal quarter ended March 31, 2013.

This letter, together with the Amended Registration Statement, responds to the comments in your letter dated May 22, 2013. This letter repeats the comments from your letter of May 22, 2013, together with responses on behalf of the Company.

Registration Statement on Form S-1

Cover Page

1.	Revise to disclose that you plan to hold all funds you receive in an escrow account until the completion of the rights offering. Refer to Item 501(b)(8) of Regulation S-K.

We have provided the requested disclosure on the cover page of the Amended Registration Statement. The Company has enhanced its disclosures on the cover page to include the following:

“Registrar and Transfer Company, our subscription agent for the rights offering, will hold all funds it receives in an escrow account until completion of the rights offering. Our escrow agent for the public offering will hold all funds it receives in an escrow account until the completion of the public offering.”

2.	Revise the cover page to identify the last possible date that you can extend the rights offering. Make similar changes to your disclosure throughout the document.

We have provided the requested disclosure on the cover page and throughout the Amended Registration Statement. Enhanced disclosures in the Prospectus and throughout the document include the following verbiage:

“The public offering will expire on the tenth trading day after the expiration of the rights offering, unless we extend it in our sole discretion. However, we will not extend the public offering period beyond an additional ten trading days.”

Prospectus Summary

The Rights Offering, page 9

3.	Include a discussion in this section of the limitations the board intends to put in place with respect to the amount of shares that shareholders will be able to purchase in the offering.

We have provided the requested disclosure in the “Prospectus Summary” section of the Amended Registration Statement as follows:

Limitations on amount purchased

Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including oversubscription privileges) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of our issued and outstanding shares of common stock following the rights offering, or that would otherwise require regulatory approval.

We also reserve the right, in our sole discretion, to limit the number of shares you may purchase pursuant to the oversubscription privilege to four times the aggregate number of shares that you have a right to purchase pursuant to your basic subscription privilege, based on the number of shares of common stock you owned on the record date.

Risk Factors, page 12

4.	Please revise to add a discussion in this section that discusses the fact that the board of directors has not made a recommendation to shareholders regarding the exercise of rights under the rights offering.

The following risk factor has been added to the Amended Registration Statement to discuss that the board of directors has not made a recommendation regarding the exercise of rights in the rights offering.

“Neither our board of directors nor our financial advisor has made any recommendation with regard to whether or not you should purchase shares in the rights offering or the public offering.

Neither our board of directors nor our financial advisor, Hovde, makes any recommendation regarding your exercise of subscription rights or your purchase of shares in the rights offering or the public offering. Shareholders who participate in the offering risk the loss of their entire investment. We cannot assure you that the market price of our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price.”

Capitalization, page 19

5.	Since the rights offering does not have a minimum offering amount, consider presenting the impact of the offering based upon a subscription rate representing 25%, 50% and 100% participation.

We have revised the table in the “Capitalization” section of the Amended Registration Statement to include the impact of the offering based upon a subscription rate representing 25%, 50% and 100% participation as set forth below:

	March 31, 2013
(Dollars in thousands)	Actual	Pro Forma 100% Participation	Pro Forma 50% Participation	Pro Forma 25% Participation
Assets:
Cash and cash equivalents(1)	$23,961	$28,455	$26,030	$24,818
Securities available-for-sale	91,262	91,262	91,262	91,262
Net loans	373,169	373,169	373,169	373,169
Other assets	32,506	32,506	32,506	32,506

Total assets	$520,898	$525,392	$522,967	$521,755

Liabilities and Shareholders’ Equity
Liabilities:
Deposits	$446,235	$446,235	$446,235	$446,235
Borrowings	38,477	38,477	38,477	38,477
Other liabilities	2,762	2,762	2,762	2,762

Total liabilities	487,474	487,474	487,474	487,474
Shareholders’ Equity:
Preferred stock	—	—	—	—
Voting common stock	535	635	585	560
Nonvoting common stock	524	524	524	524
Additional paid-in capital	132,846	137,240	134,865	133,678
Retained earnings (deficit)	(101,529)	(101,529)	(101,529)	(101,529)
Accumulated other comprehensive income	1,048	1,048	1,048	1,048

Total equity	33,424	37,918	35,493	34,281

Total liabilities and shareholders’ equity	$520,898	$525,392	$522,967	$521,755

Capital Ratios: Consolidated
Total capital to risk-weighted assets	13.28%	14.57%	13.87%	13.53%
Tier 1 (Core) capital to risk-weighted assets	10.64%	12.30%	11.40%	10.95%
Tier 1 (core) capital to average assets	7.82%	8.94%	8.34%	8.04%

(1)

Pro forma information reflects net proceeds from the offering of approximately $4.5 million, net of estimated offering expenses of $0.5 million, $2.1 million, net of estimated offering expenses of $0.4 million, and $0.9 million, net of offering expenses of $0.4 million, based on subscription rates of 100%, 50%, and 25%, respectively.

Dilution, page 20

6.	Revise to add a table showing the differences between the number of shares of common stock purchased from you, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares in the offering.

The Company has enhanced its disclosures in the “Dilution” section of the Amended Registration Statement to include the following:

“The following table presents the average price per common share anticipated to be paid by investors in this offering, based on 100% participation, as compared to the average price per share paid by investors in the Private Placement on an as-converted basis. Average price per common share is calculated as total consideration paid, net of offering expenses, divided by the total shares purchased. Total consideration paid is calculated as the number of shares purchased multiplied by the subscription price (or conversion price, in the Private Placement) of $0.50 per share.

(Dollars in thousands, except share and per share amounts)	Private Placement		Pro Forma 100% Participation
Average Price Per Common Share:
Total consideration paid, net	$46,940	(1)	$4,494	(2)
Total shares purchased	100,000,000		10,000,000
Average Price Per Share	$0.47		$0.45

(1)

Total consideration paid in the Private Placement was $46.9 million, net of offering expenses of $3.1 million. Amount includes consideration received in the amount of $1.8 million related to the conversion of loans from related parties to equity.

(2)	Pro forma information reflects net proceeds from the offering of $4.5 million, net of estimated offering expenses of $0.5 million.”

7.	In addition, please include information with respect to the dilution to shareholders that resulted from the private placement.

We have provided the requested disclosure in the “Dilution” section of the Amended Registration Statement. The Company has enhanced its disclosures to include the following information regarding dilution to shareholders that resulted from the Private Placement:

“On February 19, 2013, all outstanding shares of Bancorp’s Series A Preferred Stock issued in conjunction with the Private Placement were converted into an aggregate of 100 million shares of common stock and nonvoting common stock. As a result of the conversion of the Series A Preferred Stock, the net tangible book value for existing shareholders as of December 31, 2012 increased from $13.8 million to $32.3 million, while the net tangible book value per share decreased from $2.34 per common share (based upon 5,890,880 shares of common stock outstanding) to $0.31 per common share (based upon 105,890,880 shares of common stock and nonvoting common stock outstanding). Because the offering price of the Private Placement was $0.50 per share, investors in the Private Placement experienced an immediate dilution of $(0.19) per common share.”

Material U.S. Federal Income Tax Consequences, page 31

8.	Please provide us with your analysis supporting your conclusion that there will not be material tax consequences from this transaction, and so a tax opinion is not required. Please refer to Item 601(b)(8) of Regulation S-K. You may also consult Staff Legal Bulletin 19 for additional guidance.

A tax opinion has been filed as Exhibit 8.1 to the Amended Registration Statement.

Form 10-K for the Fiscal year Ended December 31, 2012

Item 1. Business

Capital Raise Transactions, page 6

9.	We note your disclosure on page 7 that the bank sold $25.1 million of other real estate owned, nonaccrual loans, and other loans with a history of being past due to a real estate investment firm that was also an investor in the private placement. Please provide your analysis as to why you are not required to disclose the identity of the real estate investment firm and why the transaction is not required to be disclosed pursuant to Item 404 of Regulation S-K.

Item 404 of Regulation S-K requires the disclosure of certain transactions with “related persons,” as that term is defined in the Instruction 1 to Item 404(a). The real estate investment firm that purchased $25.1 million in certain other real estate owned, nonaccrual loans, and other loans from the Company (the “Asset Purchaser”) did not fall within any of the categories listed in part (a) of Instruction 1 at any time during the specified period for which disclosure under Item 404 was required. The Asset Purchaser also did not fall within any of the categories listed in part (b) of Instruction 1—specifically, a security holder covered by Item 403(a)—at the time the asset purchase agreement was signed, or at the time at which the asset purchase closed. Under the Commission’s guidance (C&DI Question 130.03 for Regulation S-K), disclosure is required if the transaction: (i) was continuing after the date the person became a 5% shareholder, or (ii) resulted in the person becoming a 5% shareholder. Further, if the transaction concluded before the person became a 5% shareholder, disclosure would not be required under the Commission’s guidance.

In regards to the Company’s disclosure on page 7, the asset purchase was not continuing at the time that the Asset Purchaser became a 5% shareholder in the Company’s common stock nor did it result in the Asset Purchaser becoming a 5% shareholder. Accordingly, we believe that disclosure under Item 404 is not required with respect to the Asset Purchaser because the asset purchase concluded on December 31, 2012 before it became a 5% shareholder in the Company’s common stock as a result of the conversion of outstanding shares of Series A Preferred Stock into shares of common stock and nonvoting common stock on February 19, 2013.

Regulation and Supervision, page 12

10.	You may not qualify this discussion by reference to the particular statutory and regulatory provisions. Please confirm that the discussion includes all material information, and confirm that you will include revised disclosure in future filings.

We confirm that the discussion under “Regulation and Supervision” includes all material information related thereto, and that we will revise this disclosure accordingly and delete such qualification in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy, page 39

11.	We note your disclosure that during the second quarter of 2012 you adopted a new overall strategy to accelerate the disposition of substandard assets on an individual customer basis. In connection with this strategy, you disclose that certain then-current appraised values were discounted to estimated fair value based upon current market data such as recent sales of similar properties, discussions with potential buyers and negotiations with existing customers and that this new strategy has materially impacted the Company’s earnings for the year ended December 31, 2012 through the increased provision for loan losses. Please address the following:

•

Tell us, and disclose in future filings, whether you have historically classified or whether you plan to classify any loans associated with this strategic initiative as held-for-sale and the underlying reasons to support your conclusion. In this regard, we note disclosure on page 96 that there were no loans classified as held-for-sale as of December 31, 2012 and 2011.

It is our policy to classify loans held-for-sale in accordance with ASC 360-10-45 and other applicable guidance. To date, we have not classified any loans associated with this strategic initiative as held-for-sale due to the fact that the classification criteria in regards to the asset sale was met within the same reporting period as when the assets were sold (i.e., the fourth quarter of 2012). Going forward, management expects the frequency of such asset sales to be relatively low and as such management does not anticipate the classification of loans as held-for-sale in the foreseeable future. In future filings, we will enhance the disclosure of our business strategy to clarify management’s intentions in this regard.

•

For any loans that were classified as held-for-sale, provide us an analysis of the loans prior to transferring them to held-for-sale identifying loans on nonaccrual status, loans that were individually evaluated and measured for impairment, quantifying the amount of the specific allowance allocated to the loans and detailing the quarter(s) in which the specific allowance was recorded.

This item is not applicable. Please see our response to the previously bulleted item for additional details.

•

For the loans sold as part of this initiative, specifically addressing the $25.1 million of certain loans and other assets sold to the real estate investment firm for $11.7 million, tell us, and disclose in future filings, how your mark upon transferring them to held-for-sale or any gain or loss on the sale compared to the recorded investment. Also, please explain any significant differences between the fair value mark or any gain or loss compared to the recorded investment.

Please see our response to the following two bulleted items as they address this question as well.

•

Tell us in more detail, and disclose in future filings, how the pricing of the loans was determined and provide us an analysis comparing the final price to your recorded investment in the loans, including any specific reserves, prior to sale of these loans. Again, please separately address those loans sold to the real estate investment firm as part of the asset purchase agreement.

In reference to our disclosures regarding the asset sale and loans sold during the year ended December 31, 2012, amounts attributable to the real estate investment firm as part of the asset purchase agreement represent 100% of the total loans sold in conjunction with the asset sale. The decision to sell substandard assets exclusively to the real estate investment firm was based on management’s intentions regarding the volume of loans to be sold, the overall size of the asset sale and the composition of substandard assets in conjunction with the current market demand for such assets. The pricing methodology and general disposition procedures employed by management were influenced by several factors including, but not limited to, (i) the engagement of a third party financial advisor in connection with the asset sale, (ii) management’s extensive knowledge of, and experience in, loan sale activities and the local markets in which the Company operates, and (iii) the utilization of account level detail and general market factors to ascertain the pricing expectations of prospective buyers.

The composition of loans sold and the final purchase price was determined based on a three-tiered pricing hierarchy which was applied on a loan-by-loan basis. This three-tiered pricing hierarchy ranked the quality and associated risk level of the loan based on various qualitative factors including, but not limited to, (i) the loan type, (ii) the borrower’s comprehensive payment history, (iii) the loan’s delinquency status and relative aging, (iv) securitization of amounts borrowed (secured versus unsecured), (v) the collateral type (if applicable), and (vi) additional feedback based on conversations with prospective buyers. The following table presents the three-tiered pricing hierarchy and the respective approximate purchase discount used by management to determine the final purchase price of loans sold. Such purchase discounts were applied to the cut-off date principal balance to arrive at the final purchase price for each individual loan.

Pricing Tiers	Purchase Discount
Tier 1	62%
Tier 2	54%
Tier 3	33%

Based on the three-tiered hierarchy detailed in the table above, the following table presents the principal balance, recorded investment and final purchase price of loans sold by tier within the hierarchy.

(Dollars in thousands)	Borrower’s Principal Balance	Recorded Investment	Final Purchase Price
Tier 1	$21,615	$18,886	$8,084
Tier 2	2,461	2,461	1,112
Tier 3	3,254	3,254	2,112

Total(1)	$27,330	$24,601	$11,308

(1)	The final purchase price represents total proceeds from the sale of loans in the amount of $11,313, less closing expenses of $5.

Loans included in Tier 1 were those deemed to be most deteriorated in overall credit quality and were pooled based on the need for further adjustment to the carrying value in order to complete the disposition. Of the total recorded investment of $18.9 million included in Tier 1 loans, $2.6 million were loans acquired in the merger with ABI. The variance between the Tier 1 borrower’s principal balance and the recorded investment is due to $2.7 million of net charge-offs that were taken in conjunction with the historical markdown activities conducted by management. The variance between the Tier 1 recorded investment and the final purchase price is the result of charge-offs recorded on December 31, 2012, the date of the loan sale, and included $2.2 million in specific reserves and $0.9 million of existing marks on acquired loans as well as additional costs recognized as a result of the disposition. The remaining difference between the recorded investment and the final purchase price were additional costs recognized as a result of the disposition activities.

In future filings, we will expand our discussion of loans sold to include a summary of the information detailed above.

•	Tell us, and disclose in future filings, what you consider to be a “then-current” appraisal in addition to the weighted average discount applied to these appraisals.

It is the policy of our subsidiary bank, The Jacksonville Bank (the “Bank”), to require a real estate appraisal or evaluation on all loans secured by real property. The need for updated appraisals and the review of appraisals receive particular attention by management in the case of loan renewals and extensions, assets classified as substandard, in addition to bulk sale transactions such as a bulk loan sale or combined asset sale (i.e., including other real estate owned). In the case of substandard assets, the Bank’s policy requires an updated appraisal be ordered within 30 days from the downgrade date, and at a maximum interval of one year thereafter.

As it pertains to our 2012 strategic initiative, “then-current” appraisals refer to previous appraisals obtained during the regular course of business which were brought current in advance of their useful life terms as well as the required appraisal schedule set forth by management (generally weighted towards the end of the fiscal year-end). The expedited update of such appraisals was done in a coordinated effort to recognize the volatility of the local real estate markets, discount substandard assets to their estimated fair market value on an individual customer basis, and execute opportunities to dispose of substandard assets in an expedited manner.

Management determines the appropriate discount applied to such appraisals on an individual customer basis with consideration for several factors including, but not limited to, (i) the age of the appraisal, (ii) general market factors, and (iii) pooled market data regarding sales of similar properties. The impact of our strategic initiative on the weighted average discount applied to these appraisals is reflected in the reduction of the weighted average discounts applied to substandard assets (including impaired loans and other real estate owned) since the second quarter of 2012. As disclosed in Note 7—Fair Value on page 27 of our Form 10-Q for the fiscal quarter ended June 30, 2012 and Note 10—Fair Value on page 29 of our Form 10-Q for the fiscal quarter ended March 31, 2013, the weighted average discount applied to impaired loans (collateral-dependent) has decreased from 28% to 5% as of June 30, 2012 and March 31, 2013, respectively, and likewise, the weighted average discount applied to other real estate owned has decreased from 23% to 11% as of the same dates. This information is also disclosed as of December 31, 2012 in Note 15—Fair Value on page 118 of our Form 10-K for the year ended December 31, 2012, whereby the weighted average discount applied to impaired loans (collateral dependent) and other real estate owned was 9.11% and 10.26%, respectively.

In future filings, we will enhance our disclosures to include a discussion of the overall impact of our strategic initiative on the weighted average discount on appraisals since inception (consistent with the discussion above) as well as management’s assertion that these weighted averages are anticipated to remain at historically low levels for the foreseeable future.

•	Tell us, and disclose in future filings, whether you considered or subsequently obtained updated appraisals for these loans along with your related reasons for your decision.

Please see our response to the previously bulleted item as it addresses this question as well.

•

Tell us, and disclose in future filings, how you considered the valuation information / data points obtained during the loan sale process in determining the allowance for loan losses on the remaining portfolio of loans at December 31, 2012. To the extent possible, quantify how this information impacted your allowance for loan losses at December 31, 2012.

The valuation / data points obtained during the loan sale process that occurred during the fourth quarter of 2012 included several factors used in the determination of the allowance for loan losses for the remaining portfolio of loans as of December 31, 2012. These factors are set forth in the following paragraphs with additional consideration based on management’s intentions not to conduct additional bulk loan sales in the foreseeable future. Accordingly, a portion of the charge-offs that resulted from the loan sale were not included in the historical factors used in the determination of the allowance for loan losses. This decision was based on the fact that such charge-offs were the result of a business decision made by executive management outside of the normal course of business, and, therefore, was considered to be an unusual event.

Once the loans to be sold were finalized, each loan sold in the loan sale was reviewed on an individual basis to determine what portion, if any, of the $13.3 million in charge-offs recorded on December 31, 2012, the date of the loan sale, was applicable to selling the loan versus what would have been recorded had the Company held the loan as of the same date. This decision was based on the fact that if the Company had not disposed of the loan through a sale, that a portion, or potentially all, of the related charge-off would have been recognized by the Company as a result of holding the loan. The previously described data points allowed for the proper valuation of the historical loss component within the allowance for loan loss calculation by excluding charge-offs not indicative of historical business activities.

As a result of the approach described above, of the $13.3 million in total charge-offs recorded as a result of the loan sale, $4.5 million was included in the historical loss component of the Company’s allowance for loan loss calculation and $8.8 million was excluded.

12.

As a related matter, we also note disclosure that you continue to “fine tune” your current credit processes. Please provide us with, and enhance your disclosure in future filings to include, a comprehensive discussion of all significant changes made to your credit process including, but not limited to, changes made to your allowance for loan loss methodology for each period presented along with the corresponding reasons for these changes and the related financial statement impact. In this regard, we note some limited disclosure of the changes to your current environmental factors beginning on page 54 but are unable to understand how these factors and related percentages, or any other “fine tuning” to the current credit processes changed when compared to prior periods.

Our disclosure regarding the “fine tuning” of the current credit processes predominantly relates to the improvement of front office credit activities including, but not limited to, loan origination, underwriting, funding and onboarding processes. These “fine tuning” activities have resulted in improved document management, advanced system optimizations and an overall streamline effect for the lending process as a whole. Such changes have not as of yet resulted in changes to our allowance for loan loss methodology; however, improvements to our allowance for loan loss methodology may be recognized in future periods. Accordingly, our disclosure of the factors used to identify potential losses within the loan portfolio does not include a discussion of the aforementioned “fine tuning” activities. However, we will revise future filings to clarify whether these “fine tuning” activities continue to preclude any direct accounting or financial statement impact.

Item 10. Directors, Executive Officers and Corporate Governance, incorporated from page 3 of the Definitive Proxy Statement on Schedule 14A

13.	With respect to the biographies for Messrs. Rose and Sullivan, please revise future filings to identify CapGen Financial LLC as an affiliate of your largest shareholder.

We will revise future filings to identify CapGen Financial LLC as an affiliate of our largest shareholder.

14.	We note your disclosure on page 7 that the board intends to fill the four board vacancies in the near term. Please tell us your plans to fill the positions and explain whether shareholders will be given the opportunity to vote on the appointment of the new members.

As of the date of this correspondence, the Company has identified candidates to fill three of the four board vacancies (the “Director Candidates”) and recently received some of the regulatory approvals required for these individuals to join the board of directors of the Company and the Bank. Under the Company’s bylaws, vacancies on the board and newly created directorships may be filled by a majority vote of the board of directors; a director appointed to fill a vacancy holds office for the unexpired term of his or her predecessor. Accordingly, the Company’s board intends to appoint the Director Candidates to the board at its upcoming board meeting on June 27, 2013, assuming the remainder of the regulatory approvals are received by then (and in the event they are not, the Director Candidates will be appointed as soon as practicable after the requisite approvals are received). Two of the Director Candidates will be appointed to Class 2, and the third will be appointed to Class 3, consistent with the Company’s bylaws. The Director Candidates appointed to Class 2 will be voted upon by the shareholders at the Company’s 2014 annual meeting, while the Director Candidate appointed to Class 3 will be voted upon by the shareholders at the Company’s 2015 annual meeting, when the respective class’ directors are next up for re-election. The board is currently in the process of identifying potential candidates to fill the fourth vacancy on the board.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, incorporated from page 22 of the Definitive Proxy Statement on Schedule 14A

15.	Please explain why Messrs. Rose and Sullivan are not listed as beneficial owners of the shares owned by CapGen in the table, in light of your disclosure on page 20 that they may be deemed to beneficially own the shares owned by CapGen.

Based on the standard for beneficial ownership set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we do not believe that Messrs. Rose or Sullivan beneficially own the shares of Company stock held by CapGen Capital Group IV LP (“CapGen”) because neither Mr. Rose nor Mr. Sullivan has the power to vote, to invest, or to direct the voting or investment, of Company stock held by CapGen. Accordingly, we have not reflected CapGen’s shares as beneficially owned by either of Mr. Rose or Mr. Sullivan in the beneficial ownership table in the Company’s Proxy Statement. However, as disclosed in CapGen’s Schedule 13D, as amended, and in the Company’s filings with the Commission, certain persons related to CapGen who invested in the Company’s December 2012 private placement may be deemed to constitute a “group” with CapGen, CapGen Capital Group IV LLC and Eugene Ludwig within the meaning of Section 13(d)(3) of the Exchange Act. In an attempt to provide complete disclosure, we included the shares purchased by the CapGen-related persons in CapGen’s beneficial ownership on the table in the Proxy Statement, as explained in the footnote thereto, but we noted that CapGen and each of its related persons disclaim beneficial ownership of such securities except to the extent of his or its pecuniary interest therein, and the filings state that they shall not be deemed to be an admission that a group among those persons exists. Along those same lines, although we have not included CapGen’s shares in the individual beneficial ownership calculations for Messrs. Rose and Sullivan, which we believe is correct based on the standard for beneficial ownership in Rule 13d-3 (discussed above), because a “group” may be deemed to exist, we have included a statement in the Proxy Statement (on page 20) that Messrs. Rose and Sullivan may be deemed to beneficially own the shares held by CapGen. The foregoing response is based, in part, on information provided to the Company by or on behalf of CapGen and Messrs. Rose and Sullivan.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 4 – Loans and Allowance for Loan Losses, page 15

16.	We note your various disclosures related to your purchased credit impaired loans as a result of your acquisition of ABI, which occurred in November 2010. Please tell us and revise your future filings to disclose whether delinquency status of these loans is based upon the contractual terms of the loan or your initial expectations upon acquisition. Considering the significance of these loans to your asset quality disclosures we believe that enhanced disclosures are necessary for a complete understanding.

The delinquency status of purchased credit impaired loans that resulted from our acquisition of ABI is determined based upon the contractual terms of the loan. In effect, past due status of an acquired loan is determined in the same manner as loans originated by the Bank. In future filings, we will revise the disclosure of our purchased loans policy to include this information.

The Company hereby acknowledges the following:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the staff for its attention to the Company’s filing and for its assistance in processing this filing. Any questions concerning this letter may be directed to the undersigned at (904) 421-3051.

Very truly yours,

/s/ Valerie A. Kendall

Valerie A. Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.